Mail Stop 4561

April 24, 2008

James G. Shepard, President and CEO
Typhoon Touch Technologies, Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re:**   **Typhoon Touch Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **File No. 000-52130**

Dear Mr. Shepard:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (604) 659-9178</u>
Alixe Cormick
Venture Law Corporation
Telephone: (604) 659-9188